Garden FOR Wildlife
by National Wildlife Federation

Invest Now

Invest with Impact: Cultivate a Greener Future

Invest in a Greener Tomorrow, Today

We're making it easier for people to buy native plants. Invest in our company and our planet's future.

$2.50	$250	800,000
Share Price	Min. Investment	Shares Offered

$5,000,000 committed to date

Offering Circular   FORM C   FAQ   Discussion

Invest Now



Garden FOR Wildlife
by National Wildlife Federation
01:55

We Operate with a Sense of Urgency Because...



A lack of public awareness

Puts 1 in 4 bees at risk of extinction



Rapidly declining habitats

Led to 3 billion songbirds



Fewer native plants

Means 90% of monarchs are gone

Invest in a Greener Tomorrow, Today



Your investment powers sustainable growth for our planet and your portfolio.

- Your investment will accelerate our mission, allowing us to reach more communities, support more small farms, and make a bigger environmental impact.

- As an investor, you're not just a stakeholder in our company; you're a stakeholder in our planet's future.

- Together, we can make a transformative impact on our environment while enjoying financial growth.

Invest Now

Key Highlights

★ Over 71 million American households garden, spending $47 billion on gardening supplies.[4]

★ Big box retailers sell fast moving "pretty" plants with no concern for biodiversity or wildlife needs.

★ Most growers lack the skills and infrastructure needed for direct-to-consumer (DTC) solutions.

★ Our company is built upon 50 years of research and intellectual property and uniquely positioned to guide, advise and connect gardeners with native plants.

★ GFW makes it easy for consumers to order curated (zip code specific) native plants delivered to their doorstep.

★ Climate change and urban development are causing a severe loss of habitats, leading to a decline in essential wildlife.

★ When consumers are educated about the advantages of native plants, they readily embrace the practice of planting them.

Investment Levels & Bonus Rewards



Seed Sower

Your investment will begin something great, much like planting a seed.

Plant with a Purpose T-shirt



Pollinator Patron

You're helping "pollinate" our business with capital.

Plant with a Purpose T-shirt



Butterfly Benefactor

You're helping transform GFW, just as a caterpillar transforms into a butterfly.

Plant with a Purpose T-shirt



Songbird Sponsor

Your investment is a significant "chirp" in our fundraising goal.

Plant with a Purpose T-shirt

	Investor Swag Kit ($50 value)	Investor Swag Kit ($100 value)	Investor Swag Kit ($200 value)
	10% off your next order*	10% off orders for one year	15% off orders for one year
	2X plant donations on next order	2X plant donations for a year	2X plant donations for a year
			Certify a Wildlife Habitat
$250	$500	$1,000	$2,500
Invest Now	**Invest Now**	**Invest Now**	**Invest Now**



Habitat Hero

You're investment is creating a significant habitat.



Fauna Financier

You're supporting the financial fauna that our business needs.



Conservation Champion

You're a champion for conservation.

Habitat Hero	Fauna Financier	Conservation Champion
Plant with a Purpose T-shirt	Plant with a Purpose T-shirt	Plant with a Purpose T-shirt
Investor Swag Kit ($300 value)	Investor Swag Kit ($500 value)	Investor Swag Kit ($1,00 value)
15% off orders for two years	20% off orders for two years	20% off orders for 10 years
2X plant donations for a year	5X plant donations for two years	10X plant donations for 10 years
Certify a Wildlife Habitat	Certify a Wildlife Habitat	Certify a Wildlife Habitat
Designate a Community Garden	Designate a Community Garden	Designate a Community Garden
Name a plant collection	Name a plant collection	Name a plant collection
	Dinner with CEO	Dinner with CEO
$5,000	$10,000	$50,000
Invest Now	**Invest Now**	**Invest Now**

Our Mission

To revolutionize the way people plant, by connecting the network of consumers, growers and fulfillment with a single platform.

We offer scientifically-backed, sustainably grown native plants that not only beautify landscapes but also create habitats where wildlife can thrive.



How We Do It:

- Educate and empower individuals to plant with a purpose and save wildlife.

- Offer a seamless online platform for purchasing zip code-specific live plants and shrubs.

- Build a network of accredited growers to meet the growing product demand.

- Map wildlife habitats to measure impact and share inspiring stories.



Value Proposition

We've created a trusted one-stop ecommerce solution for the curation and sale of native plants tailored specifically to a customer's location, needs, and aspirations. (We do for native plants what Stitch Fix does for clothing and Blue Apron does for in-home meals.)

We are connecting the hyper-fragmented native plant market, with the world's best content and customer experience. We make it easy for anyone in the US to imagine, design, plant, and enjoy amazing sustainable, eco-friendly gardens which help nature and the environment.

Invest Now





The Crisis

Our planet is facing a significant decline in wildlife due to the escalating climate crisis and the loss of over a million acres of urban and suburban habitat annually. Key species, such as the monarch butterfly and various songbirds, are rapidly disappearing.

The Solution

For nearly 50 years, the National Wildlife Federation's (NWF) Garden for Wildlife™ (GFW) program has been at the forefront of educating and empowering individuals to plant with a purpose: saving wildlife.

The Problems We're Solving

 ### Finding Native Plants Is Difficult

Big box retailers sell fast moving "pretty" plants with no concern for biodiversity or wildlife needs.

 ### Knowing What's Native Is Confusing

Our online platform eliminates the need for research, curated region-specific native plants are delivered to your doorstep.

 ### The Current Native Plant Supply is Fragmented

Most native plant growers are "mom & pop" operations that lack the expertise and infrastructure needed to provide a DTC solution.

 ### Lack of Public Awareness on the Need for Native Plants

Many people are unaware of the positive impact they have on the environment and wildlife when they plant native plants.

The Ground Has Shifted

A recent survey found increased interest in wildlife-friendly gardening, with more people buying native plants to support pollinators like butterflies, bees, and birds. National publications regularly publish articles on the need for native plants.



martha stewart
5 Gardening Trends to Inspire Your Landscape in 2024, According to a New Report
Expect to see an interest in essential pollinators like bees and butterflies come 2024..."The growing intrigue and awareness of insects helps boost an interest in the plants that feed them," says Shubber Ali, CEO of Garden for Wildlife.
The Washington Post
Democracy Dies in Darkness
Opinion
You — yes, you! — can help the planet. Start in your backyard.
charmistead
#gardenforwildlife @gardenforwildlife #gardenfornature Always loved plants but never been much of gardener til now & so satisfying to create habitat for native bees, butterflies & birds. I'm farming wildlife! Can't wait to see our newest batch of plants grow & prosper. #nativeplants
elizaseye
I'm a huge convert to this type of gardening. This is our third spring in this house and we see so much more wildlife in our yard each year. I've become quite obsessed with plants.
Love our Garden for Wildlife natives.
" We have purchased several collections last year and this year. All of the plants took off the second year. We are very pleased and are seeing so many more birds, butterflies and native insects we never saw before in our garden. "
Anonymous Verified Buyer
6-Pack

Total Addressable Market
185 million gardeners
$47B
US Plant & Flower Market
$17B
Native Plant Market

Together We'll Transform How Generations Plant

With your investment, you are taking an active role in:

Addressing the Native Plant Gap

We provide an extensive selection of native plants and shrubs, sustainably grown and backed by 50 years of scientific research.

Improving the Buyer's Experience

Our online platform eliminates the need for research, curated region-specific native plants are delivered to your doorstep.

Educating the Consumer

 We're much more than plants. Since 1973, the Garden for Wildlife program has been at the forefront of educating and empowering individuals to plant with a purpose: saving wildlife.

Invest Now

Revenue Channels

GFW sells a growing range of items – from native plants to gardening merchandise to habitat certification (with more to come) through three channels:

- **DTC**

  Direct to consumer today online, and will expand to partner retail channels.

- **B2B2C (New Markets)**

  Partnerships with organizations such as school PTAs and Scouting BSA. We have successfully piloted selling through a Rotary club and are now focused on scaling. Next we intend to partner with corporate wellness programs, work with landscape and restoration projects, and expand partnerships with homebuilders.

- **B2G2C (New Markets)**

  Using existing government programs that subsidize native plantings such as lawn replacement for homeowners and wholesale supply to NWF restoration programs throughout the country.

We Provide Access to Native Plants And Much More...

With over 50 years or research and intellectual property, Garden for Wildlife is uniquely positioned to guide and advise beginner and younger generation gardeners on ways they can can have an immediate impact.







Educational Website Content

Live Impact Measurements

Curated Planting Guides

Our Leadership Team

With 125+ years of combined experience with leading e-commerce, technology, supply chain, and horticulture companies our leadership team has the relevant experience and knowledge.







	Shubber Ali	Mark McEneaney	Chris Vanderbilt	Trisha Singh	John A. Booth
	CEO	CFO	VP Operations	VP Platform	VP Marketing

The Competitive Landscape

Competitor Type	Common Issues	Garden for Wildlife™ Solution
Big Box Retailers	✗ Sell fast-moving, often invasive or annual "pretty" plants.	✓ Offer native plants that are both beautiful and beneficial.
Local Nurseries	✗ Limited selection of native plants.	✓ Provide a diverse range of native plants customized by zip code.
Online Retailers	✗ Require customers to do their own research on native plants.	✓ Offer a user-friendly platform with all the information you need for informed choices.

Why Invest Now?

The demand for native plants is surging. Over 71 million American households enjoy the benefits of gardening, spending $47 billion dollars on gardening supplies.[1]

Recognizing the need for a nimble business solution, the National Wildlife Federation (NWF) spun out GFW Inc as a for-profit company, primarily owned by NWF, to accelerate its growth more effectively than from within a non-profit framework.

This new venture is built upon the foundation and expertise of NWF's 50-year legacy with the Garden for Wildlife program. Today we are inviting the public, our customers and partners to indicate their interest for investment in our company.

Invest Now

Frequently Asked Questions

+ Why invest in startups?

+ How much can I invest?

+ How do I calculate my net worth?

+ What are the tax implications of an equity crowdfunding investment?

+ Who can invest in a Regulation CF Offering?

+ What do I need to know about early-stage investing? Are these investments risky?

+ When will I get my investment back?

+ Can I sell my shares?

+ Exceptions to limitations on selling shares during the one-year lockup period:

+ What happens if a company does not reach their funding target?

+ How can I learn more about a company's offering?

+ What if I change my mind about investing?

+ How do I keep up with how the company is doing?

+ What relationship does the company have with DealMaker Securities?

Take Action Invest Now

Be the first to seize this unique opportunity for investment in Garden for Wildlife™. Together, we can make a transformative impact on our environment while enjoying financial growth.

Invest Now

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.
DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

Source 1: Bees
Source 2: Birds
Source 3: Butterfly
Source: 4. Bigger Garden
Source 5: TAM & Plant Market

What do you think?

0 Responses



Upvote | Funny | Love | Surprised | Angry | Sad











0 Comments

Login ▾



Start the discussion…

LOG IN WITH

OR SIGN UP WITH DISQUS ?



Name

♡ • Share

Best Newest Oldest

Be the first to comment.

Subscribe Privacy Do Not Sell My Data

DISQUS







SUPPORT
FAQs
Shipping Info
Return Policy
Contact Us

LEARN
Why Native Plants
Native Plant Finder
Learning Center

ABOUT US
National Wildlife Federation
News

Privacy Policy
Terms of Service
Site Map